                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                             -----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                               CHYRON CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
- -------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    171605 10 8
- -------------------------------------------------------------------------------
                                    (CUSIP Number)

                                 ALAN I. ANNEX, ESQ.
                             CAMHY KARLINSKY & STEIN LLP
                              1740 BROADWAY, 16TH FLOOR
                              NEW YORK, NEW YORK  10019
                                    (212) 977-6600
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      MAY 26, 1995
- -------------------------------------------------------------------------------
                   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171605 10 8        SCHEDULE 13D                 Page  2  of 10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     C.C. Acquisition Company A, L.L.C.
     I.R.S. Identification No. 13-3834164

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*  WC

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                      Delaware

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting         44,000,000 shares
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting       -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive    44,000,000 shares
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive  -0-
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     44,000,000

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     50.89%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  2  of  10 Pages

CUSIP No. 171605 10 8       SCHEDULE 13D                  Page  3  of 10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     C.C. Acquisition Company B, L.L.C.
     I.R.S. Identification No. 13-3834165

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*  WC

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                      Delaware

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting         29,414,732 shares
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting       -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive    29,414,732 shares
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive  -0-
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     29,414,732

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     34.02%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  3  of 10  Pages

CUSIP No. 171605 10 8        SCHEDULE 13D                 Page  4  of 10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Allan R. Tessler
     S.S. No. ###-##-####

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                      United States

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting         73,414,732 shares
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting       -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive    73,414,732 shares
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive  -0-
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     73,414,732

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     84.91%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  4  of 10  Pages

CUSIP No. 171605 10 8        SCHEDULE 13D                 Page  5  of 10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Michael Wellesley-Wesley

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                      Great Britain

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting         73,414,732
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting       -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive    -0-
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive  -0-
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     73,414,732

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     84.91%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  5  of  10 Pages

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Chyron Corporation, a New York corporation (the "Company"), which has its principal executive offices at 5 Hub Drive, Melville, New York 11747.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed by CC Acquisition Company A, L.L.C., a Delaware limited liability company ("CCACA"), and CC Acquisition Company B, L.L.C., a Delaware limited liability company ("CCACB"), each of which has an address in care of Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, New York 10019-4315 and each of which was formed for the purpose of effecting the transactions described herein. The name, business address, and present principal occupation or employment of each executive officer and controlling person of each of CCACA and CCACB are set forth below:

NAME                     BUSINESS ADDRESS              OCCUPATION

Allan R. Tessler         International Financial       Co-Chairman and Co-Chief
                          Group, Inc.                    Executive Officer of
                         3490 Clubhouse Drive            Data Broadcasting
                         Box 7443                        Corporation
                         Jackson, Wyoming  83001


Michael Wellesley-Wesley Parrot House                   Consultant
                         Holtye Cowden
                         Kent TN897ED England

     Mr. Tessler is the President and sole manager of each of CCACA and CCACB. Mr. Wellesley-Wesley is a Vice President of each of CCACA and CCACB.

     During the last five years none of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Tessler is a citizen of the United States and Mr. Wellesley-Wesley is a citizen of Great Britain.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To effect the transactions described herein Mr. Tessler, A.E.L.P., Inc., a corporation owned by Mr. Tessler, and other persons contributed an aggregate of $5,000,000 from their own available funds as capital contributions to CCACA. CCACA has not yet determined how it will finance the amount of additional funds needed to effect the Closing (as defined in Item 4).

                                                     Page 6  of 10  Pages

ITEM 4.   PURPOSE OF TRANSACTION

     On May 26, 1995, CCACA and CCACB entered into a stock purchase agreement (the "Pesa Agreement") by and among CCACA, CCACB, and Pesa, Inc. ("Pesa") with respect to the purchase of an aggregate of 59,414,732 shares of Common Stock as follows: (i) 30,000,000 shares of Common Stock to be purchased by CCACA for an aggregate purchase price of $15,600,000, 10,000,000 shares (the "First Tranche of Shares") of which shares were delivered on May 26, 1995 concurrently with the payment by CCACA of $5,000,000 to Pesa and 20,000,000 of which shares were placed in escrow as described below; and (ii) 29,414,732 shares of Common Stock to be purchased by CCACB for an aggregate purchase price of $14,119,071.36 payable in installments commencing six months following the closing (the "Closing") of the transaction contemplated by the Pesa Agreement and the Sepa Agreement (as defined below).

     On May 26, 1995, CCACA also entered into a stock purchase agreement (the "Sepa Agreement") by and among CCACA, Sepa Technologies Ltd., Co. ("Sepa"), and John A. Servizio with respect to the purchases by CCACA of an aggregate of 5,000,000 shares of Common Stock and the receipt by CCACA of a right of first refusal to acquire 9,000,000 shares of Common Stock.

     In connection with the aforementioned transactions, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with CCACA, dated as of May 26, 1995, pursuant to which CCACA has, under certain circumstances, demand and incidental (piggyback) registration rights with respect to the First Tranche of Shares.

     Also in connection with the Pesa Agreement, CCACA entered into an escrow agreement (the "Pesa Escrow") by and among Pesa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent (the "Escrow Agent") with respect to 20,000,000 shares of Common Stock. Of such 20,000,000 shares placed in escrow pursuant to the Pesa Agreement, 10,000,000 of such shares (the "Second Tranche of Shares") have been registered in the name of CCACA, and CCACA has, as of May 26, 1995, sole voting power with respect to the Second Tranche of Shares, subject until the Closing, to forfeiture of such ownership and voting rights under certain terms of the Pesa Agreement. Of the balance of the 10,000,000 shares (the "Third Tranche of Shares") placed in escrow pursuant to the Pesa Agreement, Pesa retains the sole voting power until the Closing.

     In connection with the Sepa Agreement CCACA entered into an escrow agreement (the "Sepa Escrow") by and among Sepa, CCACA, and the Escrow Agent with respect to 14,000,000 shares of Common Stock. Until the Closing, Sepa retains the sole voting power with respect to such 14,000,000 shares.

     Copies of the Pesa Agreement, the Sepa Agreement, the Registration Rights Agreement, the Pesa Escrow and the Sepa Escrow are filed herewith under the Item 7 as Exhibits A, B, C, D, and E, respectively, and are incorporated herein in their entirety by this reference thereto.

     On May 26, 1995, Michael Wellesley-Wesley was elected a director of the Company.

     It is presently expected that the Closing will occur on or about July 17, 1995. It is presently expected that immediately following the Closing designees of CCACA will control the Board of Directors of the Company.

     Except as set forth above, none of CCACA, CCACB, Tessler, or Wellesley-Wesley have any present plans or proposals which relate to or would result in:

                                                    Page 7 of 10  Pages

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)


Entity                                   Percentage     Sole Voting Power     Shared Voting    Sole Disposition  Shared Disposition
                                          of Class                                Power             Power               Power
- -----------------------------------------------------------------------------------------------------------------------------------
CCACA (1)                                  50.89%       44,000,000(1)               -          44,000,000(1)              -

CCACB (2)                                  34.02%       29,414,732(2)               -          29,414,732(2)              -

Allan R. Tessler                           84.91%       73,414,732(3)               -          73,414,732(3)              -

Michael Wellesley-Wesley                   84.91%       73,414,732(4)               -                 -                   -
- -----------------------------------------------------------------------------------------------------------------------------------


     (1) Of such shares, 10,000,000 shares are held of record by CCACA as of May 26, 1995, 10,000,000 are held of record by CCACA and are being held under the Pesa Escrow for delivery to CCACA at the Closing, 10,000,000 are held of record by Pesa and are being held under the Pesa Escrow for delivery to CCACA at the Closing, 14,000,000 are held of record by Sepa of which 5,000,000 will be delivered to CCACA at the Closing and 9,000,000 would be delivered to CCACA upon an exercise of a right of first refusal described in the Sepa Agreement. See
Item 4 above.

                                                    Page 8 of 10 Pages

     (2) All of such shares are held of record by Pesa but will be transferred into the record name of CCACB at the Closing and delivered into escrow in the name of CCACB for delivery to CCACB upon payment of the purchase price thereof in accordance with the Pesa Agreement. See Item 4 above.

     (3) Mr. Tessler is the President and sole manager of each of CCACA and CCACB. Mr. Tessler disclaims beneficial ownership of such shares.

     (4) Mr. Wellesley-Wesley is a Vice President of each of CCACA and CCACB. Mr. Wellesley-Wesley disclaims beneficial ownership of such shares.

     (b) No transactions in the Company's securities by any of the referenced persons have been effected during the past sixty (60) days.

     (c) None of the referenced persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

     (d)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     A. Stock Purchase Agreement, dated as of May 26, 1995, by and among CCACA, CCACB, and Pesa.

     B. Stock Purchase Agreement dated as of May 26, 1995, by and among CCACA, Sepa, and John A. Servizio.

     C. Registration Rights Agreement, dated as of May 26, 1995, by and between the Company and CCACA.

     D. Escrow Agreement, dated as of May 26, 1995 by and among Pesa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent.

     E. Escrow Agreement, dated as of May 26, 1995 by and among Sepa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent.

     F. Joint Filing Agreement, among CCACA, CCACB, Allan R. Tessler and Michael Wellesley-Wesley.

                                                    Page  9  of 10  Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               June 1, 1995
   --------------------------
                Date                     CC ACQUISITION COMPANY A, L.L.C.



                                         By: s/s Michael Wellesley-Wesley
                                             ----------------------------
                                             Michael Wellesley-Wesley
                                             Vice President


                                         CC ACQUISITION COMPANY B, L.L.C.



                                         By: s/s Michael Wellesley-Wesley
                                             ----------------------------
                                             Michael Wellesley-Wesley
                                             Vice President


                                         /s/ Allan R. Tessler
                                         --------------------------------
                                         ALLAN R. TESSLER


                                         s/s Michael Wellesley-Wesley
                                         ----------------------------
                                         MICHAEL WELLESLEY-WESLEY


                                                    Page 10 of 10 Pages